UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                                FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
               SUSPENSION OF DUTY TO FILE REPORTS UNDER
     SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                         Commission File Number 1-9409

                        DIAMOND SHAMROCK, INC.*
        (Exact name of registrant as specified in its charter)

          9830 Colonnade Boulevard, San Antonio, Texas 78230
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Common Stock, $.01 par value per share
       (Title of each class of securities covered by this Form)

                                 None
    (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]                 Rule 12h-3(b)(1)(ii) [  ]
     Rule 12g-4(a)(1)(ii) [ ]                 Rule 12h-3(b)(2)(i)  [  ]
     Rule 12g-4(a)(2)(i)  [ ]                 Rule 12h-3(b)(2)(ii) [  ]
     Rule 12g-4(a)(2)(ii) [ ]                 Rule 15d-6           [  ]
     Rule 12h-3(b)(1)(i)  [X]


     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ultramar Diamond Shamrock Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              ULTRAMAR DIAMOND SHAMROCK CORPORATION
                              (as successor by merger to Diamond
                              Shamrock, Inc.)

Date:    December 19, 1996    By:   /s/  Patrick J. Guarino
                                    -------------------------------
                                    Name:  Patrick J. Guarino
                                    Title: Executive Vice President,
                                           General Counsel and Secretary

* On December 3, 1996, Diamond Shamrock, Inc. merged with and into Ultramar Corporation ("Ultramar") and Ultramar was renamed
     Ultramar Diamond Shamrock Corporation.